UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 001-41471

Graphex Group Limited

(Translation of registrant’s name into English)

11/F COFCO Tower 262 Gloucester Road Causeway Bay

Hong Kong

Tel: + 852 2559 9438

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Graphex Group Limited.

Form 6-K

Other Information:

Graphex Group Limited (NYSE American: GRFX | HKSE: 6128).

Graphex Group Limited (the “Company” or “we”) is a foreign private issuer with its ordinary shares listed on The Stock Exchange of Hong Kong Limited (“HKSE”) and has its American Depositary Shares (“ADSs”) listed on the NYSE American LLC stock exchange market.

The Company has provided to the holders of its ordinary shares a Circular regarding its Extraordinary General Meeting (“EGM”) for the purpose of considering and, if deemed appropriate, approving for the allotment and issuance of the 35 million ordinary shares that may be issued by the Company under the terms of the limited liability company agreement dated as of May 30, 2022, as amended (the “Joint Venture Agreement”) of Graphex Michigan I, LLC (the “JV”) between a subsidiary of the Company and Emerald Energy Solutions LLC (“EES”). As previously reported by the Company, the Joint Venture Agreement, provides, among other matters, for call and put options for the purchase 50% of the interests in the JV currently held by EES for the issuance and delivery by the Company to EES of 35 million ordinary shares of the Company. Upon the closing of either option, the ownership of the JV would change to 66-2/3% by the Company and 33-1/3% by EES.

The record date for the EGM is November 17, 2022 and the scheduled date of the EGM is December 20, 2022. The Owners of the ADSs may vote their interests in the Company’s ordinary shares represented by their ADSs. Notice by an Owner of the ADSs of their vote must be received by the Depositary by 12:00 pm Eastern Time December 9, 2022.

A notice publishing the Circular has been provided in accordance with the Listing Rules of the HKSE. Information regarding the EGM is available through Company’s website as described in the Notification of Publication of Corporate Communications on the Company’s Website attached to this Report as Exhibit 99.1.

Exhibits to this Form 6-K include information provided to the ordinary shareholders of the Company regarding the EGM, including the corporate communications and the Circular regarding the EGM, and the information provided to the Owners of the ADS, each of which is hereby incorporated herein.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAPHEX GROUP LIMTED

By:	/s/ Andross Chan
Andross Chan
Chief Executive Officer

Date: November 14, 2022

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EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Notification to Registered Holders of Publication of Corporate Communications on the Company’s Website

99.2	Notification to Non-Registered Holders of Publication of Corporate Communications on the Company’s Website

99.3	Notice Of Extraordinary General Meeting

99.4	Offering Circular for the Extraordinary General Meeting of Graphex Group Limited

99.5	Proxy Form for the Extraordinary General Meeting or at any Adjournment Thereof

99.6	Notice For the Benefit of the Owners of the American Depositary Shares

99.7	Form of the Voting Card for the American Depositary Shares

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